SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

DARIOHEALTH CORP.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

23725P100; 23725P118

(CUSIP Number)

Shmuel Farhi

484 Richmond St.

London, Ontario, Canada N6A 3E6

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23725P100; 23725P118	13D	Page 2 of 5 Pages

1.	Names of reporting persons Shmuel Farhi
2.	Check the appropriate box if a member of group (See Instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 1,263,353(1)
	8.	Shared voting power 0
	9.	Sole dispositive power 1,263,353(1)
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 1,263,353(1)
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in row (11) 12.0%(2)
14.	Type of reporting person (See Instructions) IN

(1)	Reflects sole voting/dispositive power as of October 5, 2017. Includes 305,557 warrants to purchase Common Stock issued to Mr. Shmuel Farhi.

(2)	Based on a total of 10,238,220 shares outstanding, as reported by the Issuer in a Quarterly Report on Form 10-Q filed with the SEC on August 14, 2017 and the Form 8-K filed on August 22. 2017.

CUSIP No. 23725P100; 23725P118	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer

This Statement relates to the common stock, $0.0001 par value per share (hereinafter referred to as the “Common Stock”), of DarioHealth Corp., a Delaware corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 9 Halamish Street, Caesarea Industrial Park 3088900, Israel.

Item 2.	Identity and Background

(a) and (f) Shmuel Farhi is a Canadian citizen and resides at 484 Richmond St., London, Ontario, Canada N6A 3E6.

(b) and (c) President, Farhi Holdings Corporation, 484 Richmond St., London, Ontario, Canada N6A 3E6.

(d) and (e) During the last five years, Mr. Farhi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, he is or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Farhi purchased the shares of Common Stock held by him directly using his personal funds.

Item 4.	Purpose of Transaction

The securities of the Issuer were acquired for investment purposes. The Reporting Person has suggested a director nominee to serve on the Board of Directors of the Company.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Farhi may be deemed to beneficially own 1,263,353 shares of Common Stock of the Issuer, which constitute 12.0% of the outstanding shares of Common Stock of the Issuer, based upon 10,238,220 shares of the Common Stock outstanding as of August 22, 2017. Such shares of Common Stock include (i) 957,796 shares of Common Stock as of October 5, 2017 and (ii) 305,557 warrants to purchase Common Stock issued to the Reporting Person as of October 5, 2017.

(b) Mr. Farhi has sole voting and dispositive power of 1,263,353 shares of Common Stock of the Issuer. Such shares of Common Stock include (i) 957,796 shares of Common Stock as of October 5, 2017 and (ii) 305,557 warrants to purchase Common Stock issued to the Reporting Person as of October 5, 2017.

(c) None.

CUSIP No. 23725P100; 23725P118	13D	Page 4 of 5 Pages

(d) No person other than Mr. Farhi has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported above in this Item 5 and held directly by Mr. Farhi.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has suggested a director nominee to serve on the Board of Directors of the Company.

Item 7.	Material to be Filed as Exhibits

Not applicable.

CUSIP No. 23725P100; 23725P118	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2017

By:	/s/ Shmuel Farhi
Shmuel Farhi